Exhibit 99.1

LEIFRAS Co., Ltd. Reports Fiscal Year 2025 Financial Results

Record-High Revenue and Operating Income, Up 13.5% and 20.7% Year Over Year Respectively[1]

TOKYO, April 8, 2026 /PRNewswire/ – LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement, today announced its financial results for the fiscal year ended December 31, 2025.

Fiscal Year 2025 Financial Highlights

●	Revenue was JPY11.7 billion ($74.8 million), an increase of 13.5% from JPY10.3 billion for fiscal year 2024.

●	Income from operations was JPY627.4 million ($4.0 million), an increase of 20.7% from JPY519.8 million for fiscal year 2024.

●	Net income was JPY438.5 million ($2.8 million), an increase of 4.7% from JPY418.6 million for fiscal year 2024.

●	Adjusted income from operations was JPY692.3 million ($4.4 million), an increase of 41.8% from JPY488.2 million for fiscal year 2024.

●	Basic and diluted earnings per share was JPY17.41 ($0.11), compared to basic earnings per share of JPY16.81 ($0.11) and diluted earnings per share of JPY15.78 ($0.10) for fiscal year 2024.

Fiscal Year 2025 Operational Highlights

Sports School Business

●	Number of members was 70,688, an increase of 0.04% from 70,663 for fiscal year 2024.

●	Revenue of sports school business was JPY8,560 million ($54.6 million), an increase of 7.8% from JPY7,944 million for fiscal year 2024.

Social Business

●	Number of schools was 381, an increase of 9.8% from 347 for fiscal year 2024.

●	Revenue of social business was JPY3,168 million ($20.2 million), an increase of 32.8% from JPY2,385 million for fiscal year 2024.

Management Commentary

Mr. Kiyotaka Ito, the Representative Director and Chief Executive Officer of Leifras, commented, “For the full fiscal year ended December 2025, we achieved record highs in revenue, income from operations, and adjusted income from operations. Revenue in the sports school business increased by 7.8% compared to the same period last year, and revenue in the social business increased by 32.8% compared to the same period last year. These results reflect the steady growth of the sports school business, which boasts the largest market share in Japan, as well as an increase in the number of contracts for the club activities business, which is a growth driver. In particular, in our social business, in addition to being the No. 1 company in Japan in terms of club activity contracting, in 2025 we have signed new contracts with many schools, including Suita City, Osaka Prefecture; Shibuya Ward, Tokyo; and Monbetsu City, Hokkaido. The Japanese government’s club activity reforms will transfer the management of school-based club activities to local communities and the private sector, with the ‘reform implementation period’ from 2026 to 2031 marking the full-scale transition from school-based to local communities and the private sector. This national policy is a powerful tailwind for our company and paves the way for medium- to long-term growth. We will continue to take on the challenge of supporting the smiles and growth of children across borders by sharing our sports-based non-cognitive skills development services, which we have cultivated in Japan, with the world. We appreciate your continued support.”

Financial Condition

●	As of December 31, 2025, the Company had cash and cash equivalents of JPY2.52 billion ($16.1 million), compared to JPY2.54 billion as of December 31, 2024.

●	Net cash provided by operating activities was JPY468.3 million ($3.0 million) for fiscal year 2025, compared to JPY207.1 million for fiscal year 2024.

●	Net cash used in investing activities was JPY53.5 million ($0.3 million) for fiscal year 2025, compared to JPY51.4 million for fiscal year 2024.

●	Net cash used in financing activities was JPY437.0 million ($2.8 million) for fiscal year 2025, compared to JPY346.4 million for fiscal year 2024.

Financial Guidance

●	Revenue is expected to be between $82.9 million and $95.7 million for the fiscal year ending December 31, 2026, an increase of approximately 10.8% to 27.9% from $74.8 million for the fiscal year ended December 31, 2025.

●	Income from operations is expected to be between $4.5 million and $5.4 million for the fiscal year ending December 31, 2026, an increase of approximately 13.2% to 33.9% from $4.0 million for the fiscal year ended December 31, 2025.

The Guidance is based on the assumption that no business acquisitions, restructuring activities, or legal settlements will take place during the period.

Conference Call Information

The Company will host an English-language conference call at 8:30 am U.S. Eastern Time (9:30 pm Japan Standard Time) on April 14, 2026 and a Japanese-language conference call at 3:00 am U.S. Eastern Time (4:00 pm Japan Standard Time) on April 15, 2026. To attend the earnings conference calls, please use the following access information.

Dial-in details for the English-language conference call:

Date:	April 14, 2026
Time:	8:30 am U.S. Eastern Time (9:30 pm Japan Standard Time)
International:	1-412-902-4272
USA/CANADA TOLL-FREE	1-888-346-8982
Conference ID:	Leifras Co., Ltd.
Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=Id5RSCFh

Dial-in details for the Japanese-language conference call:

Date:	April 15, 2026
Time:	3:00 am U.S. Eastern Time (4:00 pm Japan Standard Time)
Pre-registration Link for Dial-in Access:	https://zoom.us/webinar/register/WN_Je53cHjFT4OyGlARdeUdWg

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until April 21, 2026. The dial-in for the replay is 1-855-669-9658 within the United States or 1-412-317-0088 internationally. The replay access code is 6857888.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.leifras.co.jp.

Exchange Rate Information

This announcement contains translations of certain Japanese Yen (“JPY”) amounts into U.S. dollars (“USD,” or “$”) for the convenience of the reader. Translations of amounts from JPY into USD have been made at the exchange rate of JPY156.80 = $1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of the United States Federal Reserve Board.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2025, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics.

For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Non-GAAP Financial Measures

In the Company’s annual report on Form 20-F, it discusses key financial measures that are not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) to supplement its consolidated financial statements presented on a GAAP basis. This non-GAAP financial measure is reconciled from its most directly comparable financial measure determined in accordance with GAAP as follows:

Non-GAAP Financial Measures and Reconciliation

Adjusted INCOME FROM OPERARIONS

	For the Fiscal Years Ended December 31,
	2024	2025	2025
	JPY	JPY	US$
INCOME FROM OPERATIONS	519,757,261	627,405,815	4,001,313
Plus: listing-related and transformational expenses(a)	24,392,841	64,901,063	413,910
Less: litigation-related reimbursement(b)	(55,935,710)	-	-
Adjusted INCOME FROM OPERATIONS	488,214,392	692,306,878	4,415,223

(a)	Represents one-time listing-related and other transformational expenses incurred in connection with our initial public offering and corporate transformation initiatives in fiscal years 2024 and 2025. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.
(b)	Litigation-related reimbursement received in fiscal year 2024 from the CEO in connection with a dispute involving a former director. As this payment represents a non-recurring and unusual item, it has been excluded for normalization purposes.

Adjusted income from operations is a financial measure that is not calculated in accordance with GAAP (collectively referred to as the “non-GAAP financial measures”), and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. The Company believes the non-GAAP financial measure provides investors with useful information with respect to its historical operations. The Company presents the non-GAAP financial measure as supplemental performance measures because the Company believe it facilitates a comparative assessment of its operating performance relative to its performance based on its results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted income from operations allows the Company to assess its performance without the impact of the specifically identified items that the Company believes do not directly reflect its core operations, including non-recurring costs, such as listing-related and transformational expenses, other non-recurring income, such as litigation-related reimbursement. The non-GAAP financial measure also functions as key performance indicator used to evaluate the Company’s operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

Adjusted income from operations is not a measurement of the Company’s financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, the Company’s non-GAAP financial measure should be considered together with its consolidated financial statements, which are prepared in accordance with GAAP and included in Item 8 of its Annual Report on Form 20-F. The Company understands that although adjusted income from operations is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as analytical tools, and you should not consider it in isolation, or as a substitute for analysis of its results as reported under GAAP. Some of these limitations are: adjusted income from operations does not fully reflect its cash expenditures, future requirements for capital expenditures or contractual commitments; adjusted income from operations does not reflect changes in, or cash requirements for, its working capital needs; adjusted income from operations does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt; and, although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted income from operations does not reflect any cash requirements for such replacements.

Because of these limitations, adjusted income from operations should not be considered as discretionary cash available to the Company to reinvest in the growth of its business or as measure of cash that will be available to the Company to meet its obligations.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

Note: [1] Record high in US-GAAP figures since 2023.

LEIFRAS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
ASSETS
CURRENT ASSETS
Cash	2,538,554,638	2,524,082,266	16,097,463
Accounts receivable, net	518,398,551	731,083,491	4,662,522
Short-term investments	4,935,000	-	-
Inventories, net	24,468,188	21,578,477	137,618
Prepaid expenses	182,278,232	158,040,280	1,007,910
Other current assets	34,381,843	38,219,685	243,748
TOTAL CURRENT ASSETS	3,303,016,452	3,473,004,199	22,149,261

NON-CURRENT ASSETS
Property and equipment, net	53,805,279	96,456,471	615,158
Finance lease right-of-use assets	208,611,550	236,908,226	1,510,894
Operating lease right-of-use assets	337,330,750	482,694,859	3,078,411
Intangible assets, net	39,250,078	29,631,015	188,973
Long-term investments	-	5,736,500	36,585
Goodwill	27,999,994	27,999,994	178,571
Deferred tax assets, net	214,671,578	164,082,227	1,046,443
Deferred initial public offering (“IPO”) costs	157,482,065	-	-
Long-term deposits	150,407,276	150,216,792	958,015
Other non-current assets	3,090,205	8,470,398	54,020
TOTAL NON-CURRENT ASSETS	1,192,648,775	1,202,196,482	7,667,070
TOTAL ASSETS	4,495,665,227	4,675,200,681	29,816,331

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	700,000,000	100,000,000	637,755
Current portion of long-term loans	230,785,000	151,030,000	963,202
Bond payable, current	40,000,000	40,000,000	255,102
Accounts payable	168,281,568	196,849,154	1,255,416
Accrued liabilities	1,109,740,581	1,160,996,435	7,404,314
Income tax payable	75,374,800	43,499,500	277,420
Contract liabilities, current	147,628,310	154,074,620	982,619
Amount due to a director	1,000,000	-	-
Finance lease liabilities, current	71,681,545	88,017,810	561,338
Operating lease liabilities, current	110,889,134	138,880,117	885,715
Other current liabilities	195,952,191	176,592,537	1,126,228
TOTAL CURRENT LIABILITIES	2,851,333,129	2,249,940,173	14,349,109

NON-CURRENT LIABILITIES
Long-term loans, net of current portion	175,452,000	24,422,000	155,752
Bond payable, non-current	56,807,020	18,175,440	115,915
Contract liabilities, non-current	10,615,635	12,817,448	81,744
Finance lease liabilities, non-current	140,333,247	144,989,192	924,676
Operating lease liabilities, non-current	207,353,977	347,365,643	2,215,342
Assets retirement obligations	12,914,758	30,775,915	196,275
TOTAL NON-CURRENT LIABILITIES	603,476,637	578,545,638	3,689,704
TOTAL LIABILITIES	3,454,809,766	2,828,485,811	18,038,813

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 80,000,000 shares authorized; 25,310,660 shares issued and 24,910,619 shares outstanding as of December 31, 2024 and 26,560,660 shares issued and 26,160,619 shares outstanding as of December 31, 2025*	80,500,000	409,833,241	2,613,732
Additional paid-in capital	748,840,080	786,906,631	5,018,537
Treasury shares, 400,041 shares as of December 31, 2024 and 2025, respectively*	(100,012,265)	(100,012,265)	(637,833)
Retained Earnings	311,527,646	749,987,263	4,783,082
TOTAL SHAREHOLDERS’ EQUITY	1,040,855,461	1,846,714,870	11,777,518
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,495,665,227	4,675,200,681	29,816,331

*	Retrospectively restated for a 1-to-20 share split which became effective on November 1, 2024.

LEIFRAS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Fiscal Years ended December 31,
	2023	2024	2025	2025
	JPY	JPY	JPY	US$
NET REVENUE	9,304,011,693	10,329,658,133	11,728,402,114	74,798,483
Cost of revenue	(6,966,376,610)	(7,381,911,441)	(8,262,783,362)	(52,696,323)
GROSS PROFIT	2,337,635,083	2,947,746,692	3,465,618,752	22,102,160
Selling, general, and administrative expenses	(1,941,979,790)	(2,427,989,431)	(2,838,212,937)	(18,100,847)
INCOME FROM OPERATIONS	395,655,293	519,757,261	627,405,815	4,001,313

OTHER INCOME (EXPENSE)
Interest income	319,563	333,704	3,812,636	24,314
Interest expense	(13,828,146)	(16,499,609)	(16,480,844)	(105,107)
Grant income	14,461,568	17,038,263	16,821,366	107,279
Unrealized gain (loss) on short-term investment	175,000	(87,500)	-	-
Unrealized gain on long-term investment	-	-	801,500	5,112
Loss on disposal of long-lived assets	(712,149)	(190,430)	(659,442)	(4,206)
Loss on disposal of a subsidiary	-	(753,900)	-	-
Other income (expenses), net	14,126,116	18,385,674	(24,884,546)	(158,702)
Total other income (expenses), net	14,541,952	18,226,202	(20,589,330)	(131,310)
INCOME BEFORE INCOME TAX POVISION	410,197,245	537,983,463	606,816,485	3,870,003

PROVISION FOR INCOME TAXES
Current	(159,658,082)	(156,791,073)	(117,767,517)	(751,068)
Deferred	(5,198,043)	37,441,597	(50,589,351)	(322,636)
Total provision for income taxes	(164,856,125)	(119,349,476)	(168,356,868)	(1,073,704)
NET INCOME	245,341,120	418,633,987	438,459,617	2,796,299

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	25,298,605	24,910,656	25,191,441	25,191,441
Diluted*	28,561,813	26,521,008	25,194,441	25,194,441
EARNINGS PER SHARE
Basic*	9.70	16.81	17.41	0.11
Diluted*	8.59	15.78	17.40	0.11

*	Retrospectively restated for a 1-to-20 share split which became effective on November 1, 2024.

LEIFRAS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years ended December 31,
	2023	2024	2025	2025
	JPY	JPY	JPY	US$
Cash flows from operating activities
Net income	245,341,120	418,633,987	438,459,617	2,796,299
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	92,376,436	122,007,991	126,109,125	804,267
Loss on disposal of a subsidiary	-	753,900	-	-
Provision for expected credit loss	1,540,558	2,004,676	8,647,329	55,149
Loss on disposal of property and equipment	651,482	190,430	247,775	1,580
Loss on disposal of intangible assets	60,667	-	411,667	2,626
Provision for inventory impairment	2,050,199	3,159,439	601,009	3,833
Unrealized (gain) loss on short-term investment	(175,000)	87,500	-	-
Unrealized gain on long-term investment	-	-	(801,500)	(5,112)
Unrealized foreign currency exchange gain	-	-	(7,743,963)	(49,387)
Share-based compensation	6,787,500	-	-	-
Other non-cash income	(53,186,243)	(2,572,426)	(165,310)	(1,054)
Deferred tax expense	5,198,043	(37,441,597)	50,589,351	322,636
Changes in operating assets and liabilities
Accounts receivable, net	(140,305,194)	(100,804,801)	(221,332,269)	(1,411,558)
Inventories	4,738,514	(7,121,445)	2,288,702	14,596
Prepaid expenses	(15,384,821)	(74,376,336)	23,960,671	152,810
Long-term deposits	(12,472,270)	(13,114,365)	190,484	1,215
Amount due from a director	-	33,577,065	-	-
Other current assets	(5,694,167)	(5,887,422)	(3,837,842)	(24,476)
Other non-current assets	5,943,850	(11,766,167)	(5,380,193)	(34,312)
Accounts payable	40,249,686	(3,215,853)	28,567,586	182,191
Accrued liabilities	324,832,914	(86,514,627)	51,255,854	326,887
Contract liabilities	(2,561,454)	19,842,770	8,648,123	55,154
Operating lease liabilities	28,733	(1,070,016)	22,638,540	144,378
Income tax payable	149,480,600	(79,952,400)	(31,875,300)	(203,286)
Amount due to a director	-	1,000,000	(1,000,000)	(6,378)
Other current liabilities	28,440,743	29,691,091	(22,183,453)	(141,476)
Net cash provided by operating activities	677,941,896	207,111,394	468,296,003	2,986,582

Cash flows from investing activities
Cash outflow due to reduction in consolidated entities	-	(17,257,489)	-	-
Purchase of property and equipment	(3,752,431)	(15,081,600)	(42,598,215)	(271,672)
Purchase of intangible assets	(1,030,000)	(19,051,500)	(10,900,000)	(69,516)
Net cash used in investing activities	(4,782,431)	(51,390,589)	(53,498,215)	(341,188)

Cash flows from financing activities
Payment of finance lease liabilities	(39,799,863)	(65,901,913)	(91,110,980)	(581,065)
Proceeds from bank loans	378,000,000	250,000,000	-	-
Repayment of bank loans	(313,451,000)	(338,785,000)	(830,785,000)	(5,298,374)
Repayment of bond payable	(40,000,000)	(40,000,000)	(40,000,000)	(255,102)
Proceeds from issuance of ordinary shares upon IPO	-	-	658,666,480	4,200,679
Payment of deferred IPO costs	(5,732,730)	(151,749,335)	(133,784,623)	(853,218)
Repurchase of treasury stock	-	(12,265)	-	-
Net cash used in financing activities	(20,983,593)	(346,448,513)	(437,014,123)	(2,787,080)
Effect of exchange rate	-	-	7,743,963	49,387
Net increase (decrease) in cash	652,175,872	(190,727,708)	(14,472,372)	(92,299)
Cash at the beginning of the year	2,077,106,474	2,729,282,346	2,538,554,638	16,189,762
Cash at the end of the year	2,729,282,346	2,538,554,638	2,524,082,266	16,097,463

Supplementary cash flow information
Cash paid for income taxes	10,177,482	236,743,473	144,636,317	922,425
Cash paid for interest expenses	12,358,975	15,522,155	14,846,154	94,682

Non-GAAP Financial Measures and Reconciliation

Adjusted INCOME FROM OPERARIONS

	For the Fiscal Years Ended December 31,
	2024	2025	2025
	JPY	JPY	US$
INCOME FROM OPERATIONS	519,757,261	627,405,815	4,001,313
Plus: listing-related and transformational expenses(a)	24,392,841	64,901,063	413,910
Less: litigation-related reimbursement(b)	(55,935,710)	-	-
Adjusted INCOME FROM OPERATIONS	488,214,392	692,306,878	4,415,223

(a)	Represents one-time listing-related and other transformational expenses incurred in connection with our initial public offering and corporate transformation initiatives in fiscal years 2024 and 2025. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.
(b)	Litigation-related reimbursement received in fiscal year 2024 from the CEO in connection with a dispute involving a former director. As this payment represents a non-recurring and unusual item, it has been excluded for normalization purposes.